Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 3 pages.


om
LIMITED

Occupational & Medical Innovations Limited
[illegible] 11 091 192 871
1/12 Booran Drive Slacks Creek Q 4127
[illegible]ox 2150 Logan City DC Q 4114
[illegible]e +61 7 3209 3099 Fax +61 7 3209 4765
[illegible] info@omiltd.com Web www.omiltd.com


03024467

Friday June 27, 2003.


SEC MAIL
RECEIVED
JUL 10 2003
WASH, D.C.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	10 June, 2003	Company Announcement: Comment on article in Courier Mail.
2	23 June, 2003	Company Announcement: OMI signs manufacturing agreement for Needle-Free Valve

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dlw 7/11

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871



omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

10 June 2003

ASX Company Announcements Office

Comment on article in Courier Mail.

OMI is aware of an article in this morning's Courier Mail suggesting an imminent overseas contract.

Occupational & Medical Innovations Limited has previously announced that it has signed a Heads of Agreement with B.Braun Australia Pty. Ltd for the supply of a minimum of four million of its Needle Free Access Valves per year for the Australasian and South-east Asian markets. OMI is currently concluding an agreement to have the valves manufactured in Shanghai, China. The Company believes that it will conclude the agreement within the next week and manufacturing will commence as soon as practicable after the completion of the agreement.

The Company is continuing to negotiate the sale of all its products and technology with a number of parties, OMI is not currently aware of any additional imminent contracts as suggested by the Courier Mail. When the Company successfully concludes an agreement, OMI will immediately inform the market accordingly.

DJenkins

David Jenkins
Director

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


omi
LIMITED

23 June 2003

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

ASX Company Announcements Office

OMI SIGNS MANUFACTURING AGREEMENT FOR NEEDLE-FREE VALVE

Brisbane Company Occupational & Medical Innovations Ltd (OMI) has today signed an agreement with VitalCare Group Inc (VitalCare), for VitalCare to manufacture OMI's unique Needleless Access Valve (Valve).

Vitalcare is a high quality manufacturer of Urology Care, Diabetic Care, Enteral Irrigation, Respiratory Care, and Examination Products. Established in 1989, all manufacturing is performed at its joint venture manufacturing facilities in South East Asia. These state of the art manufacturing facilities are FDA registered, CE Mark and ISO 9002 Certified.

Initially the Valve will be supplied to B Braun Australia Pty Ltd (B Braun), pursuant to the Agreement recently signed between B Braun and OMI under which B Braun have agreed to purchase a minimum of 4 million Valves per year for 4 years for sale within Australia New Zealand and South East Asia. Vitalcare has the capacity to produce in excess of one million units per month.

OMI's unique Valve allows healthcare workers to safely administer drugs to patients without the use of needles. With a swabable surface at the point of access and also a 'positive pressure' mechanism at the heart of the unit, patients can also be assured of safer vascular access with less trauma during their treatment.

OMI is a research and development company based in Brisbane specialising in the development of innovative engineering solutions to workplace and medical safety issues.

Bruce Kiehne
Managing Director